82-03138

BAE Systems visit and briefing on UK MoD support activity

26 October 2005

BAE Systems will be meeting with analysts today (26 October) and tomorrow to brief them on support activities being conducted in partnership with the UK MoD's Defence Logistics Organisation. The visit will provide background to the successful joint support arrangements with an emphasis on military air support activities in the UK. No market sensitive information will be disclosed as a consequence of the visit.

Issued by:
BAE Systems plc
London